May 7, 2009
Via Edgar
Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
Re: File No. 1-16427
Dear Mr. Owings:
We hereby submit the following responses to the comment letter dated May 6, 2009, from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Forms 10-K and 10-K/A of Fidelity National Information Services, Inc. for the fiscal year ended December 31, 2008 and the Definitive Proxy Statement on Schedule 14A. To assist your review, we have retyped the text of those comments below followed by our responses.
Your letter instructed us to comply with the comments in all future filings, as applicable. We hereby confirm that we intend to comply as indicated in our responses below:
Form 10-K/A for the Fiscal Year Ended December 31, 2008

Item 15.	Exhibits and Financial Statement Schedules, page 68
1.	We note your response to comment one from our letter dated April 23, 2009. The expiration or current applicability of the contracts is not the determining factor. Instruction 2 to Item 601(b)(10) indicates that material contracts are to be filed with the report covering the period during which the contract is executed or becomes effective. Therefore, the contracts you reference as no longer material or no longer in effect were still incomplete when filed and complete copies of these contracts should be filed. Please confirm that you will file complete copies of all of your material contracts as required for the relevant periods as exhibits to your Form 10-Q report for the period ended June 30, 2009. For further guidance see also the Compliance and Disclosure Interpretations and Question 146.06 on our website at www.sec.gov.
The Company notes the Staff’s comment and confirms that it will file complete copies of any material contracts listed in its Form 10-K that were filed without exhibits and schedules with its Form 10-Q report for the period ended June 30, 2009, subject to any requests for confidential treatment that may be applicable.

The Company will also file complete copies of material agreements, including all exhibits, schedules and attachments, in its future filings.
We acknowledge that:
—	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

—	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
We would appreciate receiving any further comments at the Staff’s earliest possible convenience. If you have any questions or require any additional information, please contact me.

Sincerely,
/s/ James W. Woodall
James W. Woodall